Exhibit 4.7

AMENDMENT NO. 1

MATRIXONE, INC. 2000 EMPLOYEE STOCK PURCHASE PLAN

The MatrixOne, Inc. 2000 Employee Stock Purchase Plan (the “2000 ESPP”) is hereby amended as follows:

1.	Article 4 of the 2000 ESPP is amended and restated in its entirety as follows:

“The stock subject to the options under the Plan shall be shares of the Company’s authorized but unissued common stock, par value $.01 per share (the “Common Stock”), or shares of Common Stock reacquired by the Company, including shares purchased in the open market. The aggregate number of shares which may be issued pursuant to the Plan is 2,000,000, subject to adjustment as provided in Article 12. If any option granted under the Plan shall expire or terminate for any reason without having been exercised in full or shall cease for any reason to be exercisable in whole or in part, the unpurchased shares subject thereto shall again be available under the Plan.”

2.	Except as modified hereby, the 2000 ESPP shall remain in full force and effect.

3.	This amendment, and all previous amendments to the 2000 ESPP, may be memorialized as a separate amendment to the 2000 ESPP, or included in an amended and restated 2000 ESPP.